Exhibit 99.1

BAYTEX RECEIVES SHAREHOLDER APPROVAL FOR ACQUISITION OF RANGER AND

REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (May 15, 2023) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce that shareholders of Baytex (“Baytex Shareholders”) today approved the previously announced merger (the “Merger”) with Ranger Oil Corporation (“Ranger”). Baytex also reports that all additional matters presented for approval at the annual and special meeting of shareholders held today were approved. A total of 204,407,281 common shares being 37.47% of Baytex’s issued and outstanding shares were represented at the meeting.

1. Ordinary Resolution to Approve Issuance of Baytex Shares to Ranger Shareholders

At the meeting, Baytex Shareholders approved the issuance of the Baytex shares to be issued to Ranger pursuant to the Merger.

Votes For
#	%
174,624,233	95.45

The Merger is expected to close late in the second quarter of 2023 or early in the third quarter of 2023, subject to the satisfaction of customary closing conditions, including receipt of requisite regulatory approvals and Ranger shareholder approval.

2. Election of Directors

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below:

	Votes For
Name of Nominee	#	%
Mark R. Bly	177,994,215	97.30
Trudy M. Curran	177,589,205	97.07
Eric. T. Greager	175,881,715	96.14
Don G. Hrap	173,688,516	94.94
Angela S. Lekatsas	177,721,878	97.15
Jennifer A. Maki	177,816,227	97.20
David L. Pearce	178,327,443	97.48
Steve D.L. Reynish	174,085,368	95.16

3. Appointment of Auditors

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of its shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows:

Votes For
#	%
202,018,930	98.97

4. Approval of the Non-Binding Resolution on the Approach to Executive Compensation

A non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows:

Votes For
#	%
173,578,999	94.88

Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date hereof and are expressly qualified by this cautionary statement.

Forward-looking statements in this press release include, but are not limited to, statements relating to: the Merger and its expected timing and closing.

Although Baytex believes the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to obtain Ranger shareholder, and regulatory approvals of the Merger; the ability to complete the Merger on the anticipated terms and timetable and the risk factors discussed in our Registration Statement on Form F-4, initially filed with the SEC on April 7, 2023 (Registration No. 333-271191), as amended on April 28 and May 10, 2023, and our management information circular and proxy statement dated April 3, 2023 (the "Information Circular") filed on SEDAR at www.sedar.com.There may be additional risks that Baytex presently does not know, or that Baytex currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions below prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements are based on certain key assumptions regarding, among other things, the ability of Baytex and Ranger to satisfy all conditions to closing of the Merger; and the completion of the Merger on the timing anticipated. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

No Offer or Solicitation

This communication relates to the proposed Merger between Baytex and Ranger. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Baytex has filed a copy of the merger agreement on its profile on SEDAR (www.sedar.com). Further, Baytex has filed the Information Circular, which contains important information about the Merger and related matters. Shareholders of Baytex are advised to read the Information Circulars in connection with Baytex’s solicitation of proxies for the meeting of Baytex shareholders to approve the Merger. Baytex shareholders may obtain copies of the Information Circular on Baytex's SEDAR profile (www.sedar.com).

Important Additional Information and Where to Find it

In connection with the proposed Merger, Baytex has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex securities to be issued in connection with the proposed Merger (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Merger. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Baytex and Ranger through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Baytex's shareholders and the solicitation of proxies from Ranger's shareholders, in each case with respect to the Merger. Information about Baytex's directors and executive officers is available in the Annual Information Form published February 23, 2023, in the Information Circular and in the Registration Statement. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials that have been and will be filed with the SEC regarding the Merger. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com